UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-40155

Cosan S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

COSAN S.A.

CNPJ No. 50.746.577/0001-15

NIRE 35.300.177.045

Publicly Held Company

CVM Code 19836

MATERIAL FACT

COSAN S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan” or the “Company”), in compliance with CVM Resolution No. 44, dated August 23, 2021, and in the context of the Material Facts disclosed on September 21, 2025, October 23, 2025, and November 3, 2025, hereby informs its shareholders and the market in general that its controlling shareholders, Aguassanta Investimentos S.A. and Queluz Holding Limited, vehicles of the family of Mr. Rubens Ometto Silveira Mello (together, “Holdings Aguassanta”), have entered into a shareholders’ agreement with the Classe A funds of Perfin Rally Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada, Classe Única BTG Pactual Infraestrutura III Fundo de Investimento em Participações Multiestratégia, Classe Única Fundo de Investimento em Participações BPAC3 - Multiestratégia Responsabilidade Limitada, and BTG Pactual Co-Investimento Cosan Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada (together, “Investors”), and Vertiz Holding S.A., a new holding company established to hold the joint investment of Holdings Aguassanta and the Investors in the Company, with the Company and Mr. Rubens Ometto Silveira Mello acting as consenting intervening parties (“Shareholders’ Agreement”).

On this date, with the settlement of the first public offering of shares carried out by the Company, the Shareholders’ Agreement becomes effective.

The Company informs that it will file the Shareholders’ Agreement, making it available on its website and at CVM, as well as update its Reference Form within the legal deadlines.

São Paulo, November 10, 2025

Rodrigo Araujo Alves

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2025

COSAN S.A.
By:	/s/ Rodrigo Araujo Alves
Name: Rodrigo Araujo Alves
Title: Chief Financial Officer